EXHIBIT 99.2

Navios Maritime Acquisition Corporation Announces Employment of Seven Product Tankers

MONACO — 12/21/15 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today that has agreed to extend the charters on seven product tankers at rates increased by approximately 22% on average.

Vessel	Type	Rate (net per day)	Commencing	Duration	Expected EBITDA (1)	Option
Nave Cetus	LR1	$18,022 + Profit Sharing	April 2016	3 years	$11.2

Nave Rigel	LR1	$18,022 + Profit Sharing	August 2016	3 years	$11.2

Nave Cassiopeia	LR1	Floating ($25,448) (2)	March 2016	3 years

Nave Atropos	LR1	Floating ($25,448) (2)	October 2016	3 years

Nave Capella	MR2	$18,071	January 2016	1 year	$4.1	1 year $20,244

Nave Dorado	MR2	$17,775	January 2016	1 year	$4.0

Nave Bellatrix	MR2	$14,813 + Profit Sharing	January 2016	1 year	$2.9

(1)	Base EBITDA for the charter duration assuming operating expense approximating current operating costs and 360 revenue days per year
(2)	Indicative rate based on current Baltic Exchange TC5-TCE

Fleet Update

Navios Acquisition has contracted 67.1% of its available days for 2016.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Acquisition’s future dividends, opportunities to reinvest cash accretively in a fleet renewal program or otherwise and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters for our vessels, fluctuations in charter rates for tanker vessels, our ability to maximize the use of, or changes in demand for, our vessels, changes in the demand for crude oil, the loss of any customer or charter or vessel, the aging of our fleet and resultant increases in operations costs, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission in its Form 20-Fs and Form 6-Ks. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com